UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-185732

US FOODS, INC.

(Exact name of registrant as specified in its charter)

9399 W. Higgins Road, Suite 500

Rosemont, IL 60018

(847) 720-8000

(Address, including zip code, and telephone number, including area code, of principal executive offices)

8.5% Senior Notes due 2019

Guarantees of 8.5% Senior Notes due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

On April 5, 2013, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4 (Commission File No. 333-187667) filed by the registrant related to the issuance of 8.5% Senior Notes due 2019 and Guarantees of 8.5% Senior Notes due 2019 (the “Securities”) in exchange for notes originally issued under Rule 144A on May 11, 2011. The Securities were governed by that certain Indenture, dated as of May 11, 2011, among US Foods, Inc. (f/k/a U.S. Foodservice, Inc.), as Issuer, the Subsidiary Guarantors party thereto, and Wilmington Trust, National Association (f/k/a Wilmington FSB), as Trustee (as supplemented, the “Indenture”).

The registrant continued as a voluntary filer pursuant a contractual obligation under the Indenture subsequent to the expiration of its obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended. On June 30, 2016, the registrant redeemed each of the outstanding Securities (the “Redemption”), effectively terminating the Indenture and the registrant’s contractual reporting obligations. As a result of such Redemption, the registrant will no longer file reports with the SEC pursuant to the Indenture.

Pursuant to the requirements of the Securities Exchange Act of 1934, US Foods, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2016	US FOODS, INC.

	By:	/s/ Fareed Khan
	Name:	Fareed Khan
	Title:	Chief Financial Officer